UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SG Blocks Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

78418A307
(CUSIP Number)

December 19, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A307	13G	Page 2 of 8

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) HSPL holdings, LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	661,008
	7.	sole dispositive power	0
	8.	shared dispositive power	661,008
9.	aggregate amount beneficially owned by each reporting person		661,008
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		15.5%
12.	type of reporting person (See Instructions)		OO

CUSIP No. 78418A307	13G	Page 3 of 8

Titan Advisors, LLC 13.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Titan Advisors, LLC
14.	check the appropriate box if a group		(a) ☐ (b) ☐
15.	sec use only
16.	citizenship or place of organization New York
number of shares beneficially owned by each reporting person with:	17.	sole voting power	0
	18.	shared voting power	661,008
	19.	sole dispositive power	0
	20.	shared dispositive power	661,008
21.	aggregate amount beneficially owned by each reporting person		661,008
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
23.	percent of class represented by amount in row (9)		15.5%
24.	type of reporting person (See Instructions)		IA

CUSIP No. 78418A307	13G	Page 4 of 8

Item 1.
(a)	Name of Issuer:	SG Blocks, Inc.

(b)	Address of Issuer's Principal	195 Montague Street, 14th Floor
	Executive Offices:	Brooklyn, NY 11201

Item 2.
(a)	Name of Person Filing:	HSLP Holdings, LLC
Titan Advisors, LLC

(b)	Address of Principal Business Office:	750 Washington Blvd., 10th Floor
	or, if none, Residence	Stamford, CT 06901

(c)	Citizenship:	HSLP Holdings LLC	Delaware
		Titan Advisors, LLC	New York

(d)	Title of Class of Securities:	Class A common stock, $0.01 par value per share
(e)	CUSIP Number:	78418A307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 78418A307	13G	Page 5 of 8

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	HSLP Holdings LLC	661,008(1)
		Titan Advisors, LLC	661,008(1)

	Percent of class:	HSLP Holdings LLC	15.5%
		Titan Advisors, LLC	15.5%

Securities reported herein with respect to Titan Advisors, LLC represent securities that may be deemed beneficially by HSLP Holdings LLC, a private investment vehicle for which Titan Advisors, LLC serves as investment manager.

Calculation of percentage of beneficial ownership is based on there being 4,257,238 outstanding shares of the Issuer's Class A common stock as of October 27, 2017, as reported by the Issuer on its Form 10-Q filed on November 8, 2017.

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	HSLP Holdings LLC	0
			Titan Advisors, LLC	0

	(ii)	Shared power to vote or to direct the vote:	HSLP Holdings LLC	661,008(1)
			Titan Advisors, LLC	661,008(1)

	(iii)	Sole power to dispose or to direct the disposition of:	HSLP Holdings LLC	0
			Titan Advisors, LLC	0

	(iv)	Shared power to dispose or to direct the disposition of:	HSLP Holdings LLC	661,008(1)
			Titan Advisors, LLC	661,008(1)

____________________________________

(1) This amount includes 315,238 shares of Common Stock that are held by Hillair Capital Investments L.P. ("Hillair Investments"). HSPL Holdings, LLC ("HSPL") entered into a Participation Agreement, dated August 31, 2017, with Hillair Investments, acting through its general partner, Hillair Capital Advisors LLC, where Hillair Investments agreed to transfer to HSPL, as soon as reasonably practicable after certain lock-up restrictions on such shares expire, (i) 315,238 shares of Common Stock and (ii) options to purchase 11,203 shares of Common Stock in exchange for HSPL's withdrawal of participation in the master fund managed by Hillair Investments. To date those shares have not been received. Each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock held by Hillair Investments, except to the extent of its pecuniary interest therein, and this shall not be deemed to be an admission that HSPL is a beneficial owner of such shares of Common Stock.

CUSIP No. 78418A307	13G	Page 6 of 8

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Items 6 – 9	Not Applicable
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. 78418A307	13G	Page 7 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 4, 2018

HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

CUSIP No. 78418A307	Page 8 of 8

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Date: January 4, 2018

HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director